Exhibit 4.2

PROMISSORY NOTE

US $150,000.00	December 2, 2020

This Promissory Note (“Note”) is made by Grown Rogue Gardens, LLC, an Oregon limited liability company (the “Company”), in favor of Thomas Fortner (“Holder”). Holder has loaned or will loan cash to the Company of one hundred and fifty thousand dollars ($150,000), and this Note is the full agreement between the parties regarding the repayment of any advances made by Holder to the Company.

1)	Definitions. As used in this Note:

“Control” means (i) the holding, whether directly or indirectly, as owner or other beneficiary securities or ownership interests of the Company carrying votes or ownership interests sufficient to elect to appoint fifty (50%) or more of the individuals who are responsible for the supervision or management of the Company, or (ii) the exercise of de facto control of the Company, whether direct or indirect and whether through the ownership of securities or ownership interests by contract, trust or otherwise.

“Disqualifying Event” means any event which results in the Company or its affiliates from obtaining, maintaining, or renewing: (a) any necessary or desired license, registration, or permit from the Oregon Health Authority, the Oregon Liquor Control Commission, or any other Oregon governmental authority; or (b) any material license, registration, or permit from any governmental authority due to Purchaser’s status as a Holder.

“Obligations” means all loans, advances, debts, liabilities and obligations owed by the Company to Holder arising under, pursuant to, or to construe, enforce or interpret the terms of, this Note, including all interest, fees, charges, expenses, attorneys’ fees and costs and accountants’ fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U.S.C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

2)	Maturity. All unpaid principal, together with any unpaid and accrued interest, shall be due and payable on the earlier of (a) December 31, 2021; or (b) the occurrence a change of Control of the Company (the “Maturity Date”). The Company shall have the right to extend the Maturity Date of up to 50% of the principal for an additional six months. In all events the Company shall pay all unpaid principal, together with any unpaid and accrued interest, no later than the Maturity Date, unless so extended.

Holder has, or is planning, to enter into an Employment Agreement (Agreement) with the Parent entity (Parent) of the Company. Should Parent terminate without cause (as cause is defined under the Agreement) or lay off Holder with regards to the Agreement (Termination Date) all unpaid principal, together with any unpaid and accrued interest, shall be due and payable within thirty days of said Termination Date.

3)	Interest Rate. Interest will accrue on the outstanding principal under this Note at an annual rate of 10 percent (10%), calculated on the basis of a year of 365 days, commencing on the Effective Date. Should the Company choose to extend up to 50% of the principal for an additional 6 months, the Company shall pay an extension fee equal to $1,000 for every $10,000 extended. For example, should Company choose to extend $50,000 for an additional six (6) months, Company would pay a one time extension fee to Holder of $5,000.

PROMISSORY NOTE

4)	Payments. The Company shall have the right to prepay the Note in part or in full at any time, in which case only the interest on the remaining balance of the Note shall be due on each of the payment dates set forth herein, with the balance (if any) being due on the Maturity Date.

5)	Affirmative Covenants. So long as the principal of or interest on the Note remains outstanding, the Company covenants and agrees with the Holder that it will observe and fulfill, or cause to be observed and fulfilled, each and all of the following covenants:

(a)	Existence. The Company shall at all times preserve and maintain in full force and effect its existence as a limited liability company under the laws of the State of Oregon and all of its powers, rights, privileges and franchises necessary for its operations.

(b)	Compliance with Laws. The Company shall comply with all applicable laws (OTHER THAN THE Federal Controlled Substances Act) in respect of the conduct of its business.

(c)	Books of Record and Access. The Company shall keep proper books of record and accounts that fairly present all dealings and transactions in relation to its business and activities. Upon Holder’s reasonable notice to the Company, the Company shall permit the Holder and its agents and consultants to enter the Company’s place of business, for one business day during normal business hours and in a manner which does not unreasonably interfere with the Company’s business, and afford them free access to permit them to inspect the books, contracts, records, and papers of the Company. Such inspection shall be scheduled on a day that is mutually convenient to the Holder and the Company and scheduled with no less than fourteen days advance notice.

(d)	Taxes. Company shall file all required Federal, state and local tax and information returns that each is required to file and shall pay or cause to be paid all taxes due in respect of such tax and information returns on or prior to the date due (other than taxes that it is contesting in good faith and by appropriate proceeding). Company shall promptly provide copies of all Federal, state and local tax and information returns to the Holder, if any, upon request.

6)	Negative Covenants. So long as the principal of or interest on the Note shall be unpaid, the Company shall not, without the prior written consent of the Holder, use the proceeds of the Note for any purpose materially inconsistent with the business operations of the Company.

7)	Events of Default. Each of the following is an event of default (each, an “Event of Default”) under this Note: (a) the Company fails to make any payment required by this Note within ten (10) days after the payment is due, and such failure continues for five (5) days after Holder notifies the Company in writing of the failure to make the payment when due; (b) the Company voluntarily dissolves or ceases to exist, or any final and nonappealable order or judgment is entered against the Company ordering its dissolution; (c) the Company: (i) makes an assignment for the benefit of creditors; (ii) commences a voluntary bankruptcy case; (iii) files a petition or answer seeking for the Company any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or rule; (iv) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Company in any proceeding of this nature; or (v) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Company or of all or any substantial part of the Company’s properties; (d) an involuntary bankruptcy case against the Company is commenced and is not dismissed on or before the 120th day

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after the commencement of the case; and (e) a court: (i) adjudicates the Company as bankrupt or insolvent; or (ii) appoints, without the Company’s consent, a trustee, receiver, or liquidator either of the Company or of all or any substantial part of the Company’s properties that is not: (A) vacated or stayed on or before the 90th day after appointment; or (B) vacated on or before the 90th day after expiration of a stay.

8)	Remedies. On and after an Event of Default, Holder may exercise the following remedies, which are cumulative and which may be exercised singularly or concurrently: (a) upon notice to the Company, the right to accelerate the due dates under this Note so that the unpaid principal amount, together with accrued interest, is immediately due in its entirety; or (b) any other remedy available to Holder at law or in equity.

9)	Assignment. This Note may be sold, assigned, or otherwise negotiated to any person without the prior written consent of the Company. This Note may not be assigned by the Company without the prior written consent of Holder.

10)	Binding Effect. This Note will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

11)	Amendment. This Note may be amended only by a written document signed by the party against whom enforcement is sought.

12)	Waiver. The Company waives demand, presentment for payment, notice of dishonor or nonpayment, protest, notice of protest, and lack of diligence in collection, and agrees that Holder may extend or postpone the due date of any payment required by this Note without affecting the Company’s liability. No waiver will be binding on Holder unless it is in writing and signed by Holder. Holder’s waiver of a breach of a provision of this Note will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.

13)	Severability. If a provision of this Note is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Note will not be impaired.

14)	Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall in writing and faxed, mailed or delivered to each party at the respective addresses or facsimile numbers of the parties as set forth in the Note Purchase Agreement, or at such other address or facsimile number as the parties shall have furnished to each other in writing. All such notices and communications will be deemed effectively given the earlier of (a) when received, (b) when delivered personally, (c) one (1) business day after being delivered by facsimile (with receipt of appropriate confirmation), (d) one (1) business day after being deposited with an overnight courier service of recognized standing or (e) three (3) days after being deposited in the U.S. mail, first class with postage prepaid.

15)	Governing Law. This Note is governed by the laws of the State of Oregon, without giving effect to any conflict-of-law principle that would result in the laws of any other jurisdiction governing this Note.

16)	Venue. Any action, suit, or proceeding arising out of the subject matter of this Agreement will be litigated in courts located in Jackson County, Oregon. Each party consents and submits to the jurisdiction of any local, state, or federal court located in Jackson County, Oregon.

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17)	Attorney’s Fees. If any collection action or efforts whatsoever are instituted by Holder against the Company, including any suit, action or other proceeding of any nature whatsoever (including any proceeding under the U.S. Bankruptcy Code), the Company shall pay all of Holder’s attorney, paralegal, accountant, and/or other experts’ fees, and all other fees, costs, and expenses actually incurred and reasonably necessary in connection therewith, such sum to be added to the principal balance due hereunder.

Company:

GROWN ROGUE GARDENS, LLC

By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	Manager

Accepted by Holder:

/s/ Thomas Fortner
Thomas Fortner

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